

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

<u>Via E-mail</u>
In-Young Chase
Vice President
MS Structured Asset Corp.
1585 Broadway, Second Floor
New York, New York 10036

      Re: **SATURNS Trust No. 2010-04 (IP)**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 27, 2014
               File No. 001-34978

Dear Ms. Chase:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Rolaine S. Bancroft

                          Rolaine S. Bancroft
                          Senior Special Counsel

  cc: Michael Mazzuchi